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                                                                       EXHIBIT 4


                           [PAINEWEBBER LETTERHEAD]

                                                                  June 19, 1997

Board of Directors
Advanced Logic Research, Inc.
9401 Jeronimo
Irvine, CA 92618

Ladies and Gentlemen:

  Advanced Logic Research, Inc. (the "Company"), Gateway 2000, Inc. ("Parent") and a wholly-owned subsidiary of Parent ("Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase any and all shares of the Company's common stock, par value $.01 per share (the "Shares"), at a minimum price of $15.50 per Share in cash. The Agreement also provides that, following consummation of the Offer, Purchaser will merge with the Company in a transaction (the "Merger") in which each share of the Company's common stock will be converted into the right to receive cash equal to the higher of $15.50 or the amount per Share paid in the Offer. As a condition to Parent and Purchaser entering into the Agreement, Parent and Purchaser have requested that certain stockholders of the Company, who own an aggregate of 41.8% of the Company's outstanding Shares, enter into stockholders agreements ("Stockholders Agreements"), pursuant to which each such stockholder would agree to vote in favor of the Merger, to grant Parent an irrevocable proxy to vote such Shares in favor of the Merger, to tender all Shares owned by such stockholder to Purchaser in the Offer, and to grant to Parent an option to purchase such Shares for a purchase price of $15.50 per share in certain circumstances. For purposes of this letter, the Offer and the Merger are sometimes collectively referred to as the "Proposed Transaction."

  You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended September 30, 1996 and the Company's Forms 10-Q and the related unaudited financial information for the quarters ended December 31, 1996 and March 31, 1997;

  (2) Reviewed Parent's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1996 and Parent's Form 10-Q and the related unaudited financial information for the quarter ended March 31, 1997;

  (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

  (4) Conducted discussions with members of senior management of the Company concerning its business and prospects;


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  (5) Reviewed the historical market prices and trading activity for the
      Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

  (6) Compared the financial position and results of operations of the Company with those of certain publicly traded companies which we deemed to be relevant;

  (7) Compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other business combinations which we deemed to be relevant;

  (8) Reviewed a draft of the Agreement dated June 17, 1997;

  (9) Reviewed a draft of the Stockholders Agreement dated June 17, 1997; and

  (10) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have assumed that the financial forecasts examined by us were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets, liabilities (contingent or otherwise) or technologies of the Company nor have we been furnished with any such evaluations or appraisals. Our opinion is based upon economic, monetary and market conditions existing on the date hereof. We have further assumed with your consent that the transactions contemplated by the draft Agreement and draft Stockholders Agreement reviewed by us will be consummated in accordance with the terms of such agreements, without any further amendment thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

  Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should accept the Offer or how any such stockholder should vote on the Merger. This opinion does not address the relative merits of the Proposed Transaction and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Proposed Transaction or the decision of the Board of Directors of the Company to proceed with the Proposed Transaction. In connection with its engagement, PaineWebber Incorporated was not requested or authorized by the Board of Directors to solicit, and did not solicit, potential proposals from any third parties with respect to the acquisition of the Company.

  This opinion has been prepared for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in any Schedule 14D-1 filed by Parent or any Schedule 14D-9 filed by the Company with the Securities and Exchange Commission in connection with the Proposed Transaction.

  PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee upon consummation of the Merger. In the past, PaineWebber Incorporated and its affiliates have provided investment banking services to the Company and have received fees for rendering these services.

  In the ordinary course of its business, PaineWebber Incorporated may trade the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long and short positions in such securities.

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  On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED


                                          By: /s/ PaineWebber Incorporated
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